UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 26 February 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**
("Gold Fields" or "the Company")

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") the Company hereby advises that directors of Gold Fields and of major subsidiaries of the Company took ownership of their Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan ("Scheme") as amended.

Accordingly, the following trades are announced:

Name of Director	PAUL SCHMIDT
Nature of transaction	On market sale of shares in terms of the above Scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	500,000
Market Price per share	R127.7897
Total Value	R63,894,850
Name of Director of subsidiary	**ALFRED BAKU**
Nature of transaction	On market sale of shares in terms of the above Scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	611,234
Market Price per share	R127.7897
Total Value	R78,109,409.49
Name of Prescribed Officer	**RICHARD BUTCHER**
Nature of transaction	On market sale of shares in terms of the above Scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	197,046
Market Price per share	R127.7897
Total Value	R25,180,449.23
Name of Director of subsidiary	**NASEEM CHOHAN**
Nature of transaction	On market sale of shares in terms of the above Scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	139,047
Market Price per share	R127.7897
Total Value	R17,768,774.42

Name of Director of subsidiary	PUSELETSO MATETE
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	8,072
Market Price per share	R127.7897
Total Value	R1,031,518.46
Name of Director of subsidiary	STUART MATHEWS
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	323,040
Market Price per share	R127.7897
Total Value	R41,281,184.69
Name of Director of subsidiary	BENFORD MOKOATLE
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	29,946
Market Price per share	R127.7897
Total Value	R3,826,790.36
Name of Director of subsidiary	ALEX MUNT
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	55,746
Market Price per share	R127.7897
Total Value	R7,123,764.62
Name of Prescribed Officer	AVISHKAR NAGASER
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	95,448
Market Price per share	R127.7897
Total Value	R12,197,271.29
Name of Director of subsidiary	MARTIN PREECE
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	69,892
Market Price per share	R127.7897
Total Value	R8,931,477.71

Name of Director of subsidiary	LUIS RIVERA
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	392,436
Market Price per share	R127.7897
Total Value	R50,149,278.71
Name of Director of subsidiary	PHILIP WOODHOUSE
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	23 February 2021
Number of Shares	56,126
Market Price per share	R127.7897
Total Value	R7,172,324.70

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

Date 25 February 2021
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 26 February 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer